SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 29 March 2018

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

BP p.l.c.
Board retirements and proposed election of new Non-Executive Director

The Board of BP p.l.c. today announces that Mr Paul Anderson will not be offering himself for re-election as a Non-Executive Director at the Annual General Meeting of BP p.l.c. to be held in May 2018. The Board also announces that at that meeting Dame Alison Carnwath will be proposed for election as a Non-Executive Director with immediate effect.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 29 March 2018

BP p.l.c.
(Registrant)

/s/ D. J. JACKSON
------------------------
D. J. JACKSON
Company Secretary